July 15, 2024

Yunfei Li
Chief Executive Officer
CBAK Energy Technology, Inc.
BAK Industrial Park, Meigui Street
Huayuankou Economic Zone
Dalian City, Liaoning Province, 116450
People   s Republic of China

       Re: CBAK Energy Technology, Inc.
           Registration Statement on Form S-3
           Filed July 10, 2024
           File No. 333-280746
Dear Yunfei Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Kevin Sun